Prudential Series Fund
Annual period ending 6-30-17
File number: 811-03623

SUB-ITEM 77-D
Submission of Policies with respect to Security Investments


Diversified Bond Portfolio:

The Board of Trustees of The Prudential Series Fund approved an increase in the ability of the Diversified Bond Portfolio to invest in collateralized debt obligations (CDOs), including collateralized loan obligations (CLOs), from 5% of the Diversified Bond Portfolio's net assets to 20% of the Diversified Bond Portfolio's net assets. This change became effective on June 30, 2017.

To reflect this change, the Prospectus was revised as follows, effective June 30, 2017:


I.
The section of the Prospectus entitled "MORE DETAILED
INFORMATION ON HOW THE PORTFOLIOS INVEST - DIVERSIFIED BOND
PORTFOLIO" was revised by replacing the first bullet point related to CDOs with the following:



  CDOs (including CLOs) and other credit-related asset-backed securities. No more than 20% of the Portfolio's net assets may be invested in CDOs. Within this limitation, the Portfolio will primarily invest in CDOs rated AAA or AA by a major rating service.